UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of Earliest Event Reported)
October 26, 2015

Merchants Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-11595	03-0287342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)
275 Kennedy Drive South Burlington, Vermont	(802) 658-3400	05403
(Address of principal executive offices)	(Registrant’s telephone number, including area code)	(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition

On October 26, 2015, Merchants Bancshares, Inc. (the “Company”) issued a press release announcing its financial results for the quarter ended September 30, 2015. The text of the press release is furnished as Exhibit 99.1 to this report. The press release is being furnished pursuant to Item 2.02 – “Results of Operations and Financial Condition” and the information contained therein shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section. In addition, the information contained in the press release shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), regardless of any general incorporation language in such filing.

Item 8.01.	Other Events

The only information in this Form 8-K that is being filed for purposes of Rule 425 under the Securities Act is the information relating solely to the proposed merger between the Company’s wholly-owned subsidiary, Merchants Bank, and NUVO Bank & Trust Company, contained in the press release furnished herewith as Exhibit 99.1 and being filed under this Item 8.01.

Item 9.01.	Financial Statements and Exhibits

The following exhibit is included with this report:

(d)	Exhibits.

99.1	Press Release dated October 26, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

By:	/s/ Thomas J. Meshako
Name:	Thomas J. Meshako
Title:	Chief Financial Officer and Treasurer Principal Accounting Officer

Date: October 26, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated October 26, 2015